Exhibit 99.1

STEALTHGAS INC. REPORTS THIRD QUARTER 2016 FINANCIAL AND

OPERATING RESULTS

ATHENS, GREECE, November 29, 2016. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the third quarter ended September 30, 2016.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	12.4% increase in vessel calendar days in 9M 2016 compared to 9M 2015, surpassing 15,000 days.
•	Operational utilization of 88.1% in Q3 2016 (94.4% in Q3 2015).
•	87% of fleet days secured on period charters for the remainder of 2016, with a total of $175 million in contracted revenues.
•	Average fleet age of 9.4 years (12 years market average).
•	Deferral of the deliveries for our four 22,000 cbm semi refrigerated newbuildings.
•	Revenues in Q3 2016 of $ 34.4 million decreased by 4% compared to Q3 2015- in a challenging market environment.
•	EBITDA in Q3 2016 of $11.2 million ($13.4 million in Q3 2015).
•	Cash on hand of $60.7 million with operating cashflow of $25.2 million for 9M 2016.

Third quarter 2016 Results:

◾	Revenues for the three months ended September 30, 2016 amounted to $34.4 million, a decrease of $1.4 million, or 3.9%, compared to revenues of $35.8 million for the three months ended September 30, 2015, primarily due to low seasonal demand which led to lower fleet utilization of 88.1% compared to 94.4% in the same period of last year.
◾	Voyage expenses and vessels’ operating expenses for the three months ended September 30, 2016 were $4.0 million and $14.6 million respectively, compared to $5.2 million and $13.4 million respectively, for the three months ended September 30, 2015. The $1.2 million decrease in voyage expenses was primarily due to the increase in time charter days by 19% and overall lower fleet utilization. The 9.0% increase in operating expenses compared to the same period of 2015, is due to a net fleet expansion by one vessel, and two vessels coming off bareboat.
◾	Drydocking costs for the three months ended September 30, 2016 and 2015 were $1.0 million and $ 0.5 million, respectively. The cost for the third quarter of 2016 corresponds to the drydocking of two vessels compared to one for the same period of last year. Overall, for the remainder of 2016 the Company has one more scheduled drydocking.
◾	Depreciation for the three months ended September 30, 2016, was $9.9 million, a $0.7 million increase from $9.2 million for the same period of last year. This increase was due to the net addition of one vessel.
◾	Included in the third quarter 2016 results are net losses from interest rate derivative instruments of $0.2 million. Interest paid on interest rate derivative instruments amounted to $0.2 million.

◾	As a result of the above, for the three months ended September 30, 2016, the Company reported a net loss of $2.5 million, compared to net income of $1.0 million for the three months ended September 30, 2015. The weighted average number of shares for the three months ended September 30, 2016 decreased to 39.7 million compared to 41.2 million for the same period of last year, mainly due to the repurchase of 1.7 million shares from July 2015 to September 30, 2016. Loss per share, basic and diluted, for the three months ended September 30, 2016 amounted to $0.06 compared to earnings per share, basic and diluted, of $0.03 for the same period of last year.
◾	Adjusted net loss was $2.4 million or $0.06 per share for the three months ended September 30, 2016 compared to adjusted net income of $0.9 million or $0.02 per share for the same period of last year.
◾	EBITDA for the three months ended September 30, 2016 amounted to $11.2 million. Reconciliations of Adjusted Net Income/(Loss), EBITDA and Adjusted EBITDA to Net Income/(Loss) are set forth below.
◾	An average of 54.0 vessels were owned by the Company during the three months ended September 30, 2016, compared to 50.2 vessels for the same period of 2015.

Nine Months 2016 Results:

◾	Revenues for the nine months ended September 30, 2016, amounted to $106.7 million, an increase of $2.8 million, or 2.7%, compared to revenues of $103.9 million for the nine months ended September 30, 2015, primarily due to the higher number of vessels in our fleet in the 2016 period.
◾	Voyage expenses and vessels’ operating expenses for the nine months ended September 30, 2016 were $11.7 million and $44.3 million, respectively, compared to $13.4 million and $36.5 million for the nine months ended September 30, 2015. The $1.7 million decrease in voyage expenses was mainly due to the lower bunker prices prevailing in the first nine months of 2016 compared to the same period of 2015. The increase in operating expenses, was mainly driven by our fleet expansion and the two vessels coming off bareboat compared to the same period of 2015.
◾	Drydocking Costs for the nine months ended September 30, 2016 and 2015 were $3.2 million and $1.0 million, respectively. In the first nine months of 2016 we had nine vessels drydocked compared to two vessels in the same period of 2015.
◾	Depreciation for the nine months ended September 30, 2016, was $29.2 million, a $3.0 million increase from $26.2 million for the same period of last year. This increase was due to the higher number of vessels in our fleet in the 2016 period.
◾	Included in the first nine months of 2016 results are net losses from interest rate derivative instruments of $0.6 million. Interest paid on interest rate swap arrangements amounted to $0.9 million and gains from change in fair value of the same interest rate derivative instruments amounted to $0.3 million.
◾	The Company realized a $0.3 million gain on sale of vessel in the first nine months of 2016.
◾	As a result of the above, for the nine months ended September 30 2016, the Company reported a net loss of $3.4 million, compared to net income of $5.6 million for the nine months ended September 30, 2015. The average number of shares outstanding for the nine months ended September 30, 2016 decreased to 39.8 million compared to 41.6 million for the same period of last year, mainly due to the repurchase of 3.0 million shares from the beginning of 2015 to September 30, 2016. Loss per share for the nine months ended September 30, 2016 amounted to $0.09 compared to earnings per share of $0.13 for the same period of last year.
◾	Adjusted net loss was $3.8 million or $0.09 per share for the nine months ended September 30, 2016 compared to adjusted net income of $9.1 million or $0.22 per share for the same period last year.
◾	EBITDA for the nine months ended September 30, 2016 amounted to $36.9 million. Reconciliations of Adjusted Net Income/(Loss), EBITDA and Adjusted EBITDA to Net Income/(Loss) are set forth below.

◾	An average of 53.3 vessels were owned by the Company during the nine months ended September 30, 2016, compared to 47.4 vessels for the same period of 2015.
◾	As of September 30, 2016, cash and cash equivalents amounted to $60.7 million and total debt amounted to $410.0 million. During the nine months ended September 30, 2016 debt repayments amounted to $43.4 million.

Share Repurchase Program

Since December 1, 2014 to date, the Company has repurchased a total of 3,872,232 shares at an average price of $5.24 per share for a total consideration of $20.3 million, under its $30.0 million buyback program.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements:

•	A one year time charter for its 2001 built chartered in LPG carrier, the Gas Cathar, to an international LPG trader until November 2017.
•	A two months’ time charter for its 2006 built LPG carrier, the Gas Enchanted, to an international trading house, until December 2016.
•	A four months’ time charter for its 1995 built LPG carrier, the Gas Marathon to a Middle East based energy trader, until January 2017.
•	A one year time charter extension for its 1994 built LPG carrier, the Gas Emperor to an international trading house, up until January 2018.
•	A one to three months’ time charter for its 1996 built LPG carrier, the Gas Nirvana, to an international petchem trader until Dec 2016 – Feb 2017.
•	A six months’ time charter extension for its 1994 built LPG carrier, the Gas Icon to an Asian petchem producer until July 2017.
•	A one year time charter for its 2015 built LPG vessel, the Eco Lucidity to an international LPG trader up until December 2017.
•	A six months’ time charter extension for its 2014 built LPG carrier, the Eco Corsair to an international trading house up until June 2017.
•	A one year time charter for its 2003 built LPG carrier, the Gas Prodigy to an international LPG trader up until September 2017.
•	A five months’ time charter for its 1997 built LPG carrier, the Gas Monarch to an international trading house up until January 2017.
•	A one month time charter for its 2006 built LPG carrier, the Gas Alice to an international LPG operator until December 2017.
•	A one month time charter extension for its 2014 built LPG carrier, the Eco Invictus to an international trading house until December 2016.
•	A two months’ time charter for its 1996 built LPG carrier, the Gas Evoluzione to an international LPG operator until January 2017.
•	A one year time charter extension for its 2015 built LPG carrier, the Eco Nemesis to an international trading house until February 2018.

With these charters the Company has contracted revenues of about $175 million. Total anticipated voyage days of our fleet are 87% covered for the remainder of 2016 and 58% covered for 2017.

Board Chairman Michael Jolliffe Commented

The third quarter of 2016 was quite a difficult one. Although broader LPG demand was strong, this quarter we faced lower day rates and extended idle time due to seasonal factors which suppressed our bottom line even further. In this poor market environment, particularly a very weak spot market, our earnings potential was affected. Despite the bleak outlook we succeeded to lock in nine new period contracts, and extended five existing ones. Our period coverage up until the end of the year increased to 87% while our secured revenues are in the order of $ 175 million.

In terms of our operations, we continue to manage closely our costs, trying to contain our operating cost base, and our G&A costs. Moreover, and following our Board’s decision, we- in collaboration with the yard- pushed back the deliveries of our last four semi ref newbuildings.

Conference Call details:

On November 29, 2016 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 00 1877 280 2342 (US Toll Free Dial In) or 0800 279 4992 (UK Toll Free Dial In).

Access Code: 3262536.

In case of any problems with the above numbers, please dial +1212 444 0895 (US Toll Dial In), +44(0)20 3427 0503 (Standard International Dial In).

Access Code: 3262536.

A telephonic replay of the conference call will be available until December 5th, 2016 by dialing +1 347 366 9565 (US Local Dial In), +44 (0)20 3427 0598 (UK Local Dial In).

Access Code: 3262536.

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. currently has a fleet of 50 LPG carriers, excluding the two chartered in vessels, with a total capacity of 247,017 cubic meters (cbm), three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). The Company has agreed to acquire a further 4 LPG carriers. Giving effect to the delivery of these acquisitions, StealthGas Inc.’s fleet will be composed of 54 owned LPG carriers with a total capacity of 334,387 cubic meters (cbm). StealthGas Inc.’s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Harry Vafias

Chief Executive Officer

STEALTHGAS INC.

011-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the third quarters and nine month periods ended September 30, 2015 and September 30, 2016.

FLEET DATA	Q3 2015	Q3 2016	9M 2015	9M 2016
Average number of vessels (1)	50.2	54.0	47.4	53.3
Period end number of owned vessels in fleet	53	54	53	54
Total calendar days for fleet (2)	4,800	5,152	13,481	15,152
Total voyage days for fleet (3)	4,765	5,093	13,429	14,921
Fleet utilization (4)	99.3%	98.9%	99.6%	98.5%
Total charter days for fleet (5)	3,624	3,877	10,574	11,524
Total spot market days for fleet (6)	1,141	1,216	2,855	3,397
Fleet operational utilization (7)	94.4%	88.1%	93.1%	90.1%

1)	Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
2)	Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
3)	Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.
4)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)	Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income/(Loss), EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income/(loss) represents net income/(loss) before loss on derivatives excluding swap interest paid, share based compensation, impairment loss and gain on sale of vessels. EBITDA represents net income/(loss) before interest and finance costs including swap interest paid, interest income and other income/(expenses) and depreciation. Adjusted EBITDA represents EBITDA before share based compensation, loss on derivatives, excluding swap interest paid, impairment loss and gain on sale of vessels. EBITDA, adjusted EBITDA, adjusted net income/(loss) and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income/(loss) and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA and Adjusted net income/(loss), you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income/(loss) and adjusted EPS are included herein because they are a basis, upon which we assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide additional information on fleet operational results. We also believe that EBITDA represents useful information for investors regarding a company’s ability to service and/or incur indebtedness.

(Expressed in United States Dollars, except number of shares)	Third Quarter Ended September 30,		Nine Month Periods Ended September 30,
	2015	2016	2015	2016
Net Income/(Loss) – Adjusted Net Income
Net income/(loss)	1,046,397	(2,501,403)	5,618,175	(3,415,594)
(Gain) / Loss on derivatives	(63,286)	191,756	98,165	611,047
Less swap interest paid	(363,382)	(197,493)	(1,027,014)	(934,543)
Gain on sale of vessels, net	—	—	(33,251)	(293,791)
Impairment loss	—	—	3,566,693	—
Share based compensation	312,121	91,723	926,184	273,175
Adjusted Net Income/(Loss)	931,850	(2,415,417)	9,148,952	(3,759,706)

Net income/(loss) – EBITDA
Net income/(loss)	1,046,397	(2,501,403)	5,618,175	(3,415,594)
Plus interest and finance costs incl. swap interest paid	3,117,444	3,884,129	8,336,266	11,471,684
Less interest income and other income/(expenses)	34,934	(104,973)	(173,481)	(377,702)
Plus depreciation	9,166,414	9,881,182	26,152,606	29,215,256
EBITDA	13,365,189	11,158,935	39,933,566	36,893,644

Net income/(loss) – Adjusted EBITDA
Net income/(loss)	1,046,397	(2,501,403)	5,618,175	(3,415,594)
(Gain) / Loss on derivatives	(63,286)	191,756	98,165	611,047
Gain on sale of vessels, net	—	—	(33,251)	(293,791)
Impairment loss	—	—	3,566,693	—
Share based compensation	312,121	91,723	926,184	273,175
Plus interest and finance costs	2,754,062	3,686,636	7,309,252	10,537,141
Less interest income and other income/(expenses)	34,934	(104,973)	(173,481)	(377,702)
Plus depreciation	9,166,414	9,881,182	26,152,606	29,215,256
Adjusted EBITDA	13,250,642	11,244,921	43,464,343	36,549,532

EPS – Adjusted EPS
Net income/(loss)	1,046,397	(2,501,403)	5,618,175	(3,415,594)
Adjusted net income/(loss)	931,850	(2,415,417)	9,148,952	(3,759,706)
Weighted average number of shares	41,160,920	39,745,207	41,578,036	39,841,876
EPS – Basic and Diluted	0.03	(0.06)	0.13	(0.09)
Adjusted EPS	0.02	(0.06)	0.22	(0.09)

StealthGas Inc.

Unaudited Consolidated Statements of Operations

(Expressed in United States Dollars, except number of shares)

	Quarters Ended September 30,		Nine Month Periods Ended September 30,
	2015	2016	2015	2016
Revenues
Revenues	33,327,882	32,758,041	96,565,395	100,085,662
Revenues – related party	2,465,350	1,681,934	7,340,891	6,573,275

Total revenues	35,793,232	34,439,975	103,906,286	106,658,937

Expenses
Voyage expenses	4,771,780	3,621,030	12,083,872	10,368,166
Voyage expenses – related party	437,826	425,127	1,267,135	1,315,115
Charter hire expenses	1,030,839	1,030,723	3,086,980	3,086,445
Vessels’ operating expenses	12,330,577	13,848,412	33,377,005	41,565,292
Vessels’ operating expenses – related party	1,051,714	709,955	3,126,965	2,753,919
Drydocking costs	527,770	995,754	960,790	3,168,229
Management fees – related party	1,658,440	1,879,435	4,675,840	5,495,030
General and administrative expenses	1,032,148	750,723	2,872,380	2,295,616
Depreciation	9,166,414	9,881,182	26,152,606	29,215,256
Impairment loss	—	—	3,566,693	—
Net gain on sale of vessels	—	—	(33,251)	(293,791)

Total expenses	32,007,508	33,142,341	91,137,015	98,969,277

Income from operations	3,785,724	1,297,634	12,769,271	7,689,660

Other (expenses)/income
Interest and finance costs	(2,754,062)	(3,686,636)	(7,309,252)	(10,537,141)
Gain/(loss) on derivatives	63,286	(191,756)	(98,165)	(611,047)
Interest income and other (expenses)/income	(34,934)	104,973	173,481	377,702
Foreign exchange (loss)/gain	(13,617)	(25,618)	82,840	(334,768)

Other expenses, net	(2,739,327)	(3,799,037)	(7,151,096)	(11,105,254)

Net income/(loss)	1,046,397	(2,501,403)	5,618,175	(3,415,594)

Earnings/(Loss) per share
- Basic and diluted	0.03	(0.06)	0.13	(0.09)

Weighted average number of shares
-Basic and diluted	41,160,920	39,745,207	41,578,036	39,841,876

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	September 30,
	2015	2016
Assets
Current assets
Cash and cash equivalents	100,062,957	60,715,180
Receivables from related party	112,895	115,599
Trade and other receivables	4,743,869	3,775,027
Claims receivable	—	324,206
Inventories	2,916,254	3,090,053
Advances and prepayments	1,249,402	1,231,658
Restricted cash	13,455,766	14,234,673
Vessel held for sale	831,226	—

Total current assets	123,372,369	83,486,396

Non-current assets
Advances for vessels under construction and acquisitions	44,031,882	49,717,901
Vessels, net	864,689,888	879,898,142
Other receivables from related party	115,599	—
Restricted cash	5,146,877	5,175,878
Deferred finance charges	390,000	540,414
Fair value of derivatives	127,555	—
Total non-current assets	914,501,801	935,332,335

Total assets	1,037,874,170	1,018,818,731

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	9,188,852	8,179,423
Trade accounts payable	8,328,878	9,383,019
Accrued and other liabilities	5,602,939	5,304,616
Deferred income	4,954,193	4,349,987
Deferred income – related party	413,157	240,533
Fair value of derivatives	297,656	—
Current portion of long-term debt	74,928,451	43,441,033

Total current liabilities	103,714,126	70,898,611

Non-current liabilities
Fair value of derivatives	681,197	1,456,046
Customer deposits	2,556,700	2,556,700
Deferred gain on sale and leaseback of vessels	580,701	434,287
Deferred income	56,183	—
Long-term debt	347,234,103	366,529,246
Total non-current liabilities	351,108,884	370,976,279

Total liabilities	454,823,010	441,874,890

Commitments and contingencies

Stockholders’ equity
Capital stock	442,850	442,850
Treasury stock	(20,486,872)	(22,523,528)
Additional paid-in capital	501,002,146	501,275,321
Retained earnings	102,486,324	99,070,730
Accumulated other comprehensive loss	(393,288)	(1,321,532)

Total stockholders’ equity	583,051,160	576,943,841

Total liabilities and stockholders’ equity	1,037,874,170	1,018,818,731

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Nine Month Periods Ended September 30,
	2015	2016
Cash flows from operating activities
Net income/(loss) for the period	5,618,175	(3,415,594)

Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	26,152,606	29,215,256
Amortization of deferred finance charges	420,213	544,446
Amortization of deferred gain on sale and leaseback of vessels	(145,879)	(146,414)
Share based compensation	926,184	273,175
Change in fair value of derivatives	(928,849)	(323,496)
Impairment loss	3,566,693	—
Gain on sale of vessels	(33,251)	(293,791)

Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(2,662,412)	968,842
Claims receivable	(1,199,629)	(610,041)
Inventories	(80,633)	(163,186)
Advances and prepayments	277,442	17,744
Increase/(decrease) in
Balances with related parties	69,938	(896,534)
Trade accounts payable	664,398	1,174,547
Accrued liabilities	1,352,359	(298,323)
Deferred income	(2,089,215)	(833,013)

Net cash provided by operating activities	31,908,140	25,213,618

Cash flows from investing activities
Insurance proceeds	1,211,345	285,835
Vessels’ acquisitions and advances for vessels under construction	(151,936,316)	(50,196,281)
Proceeds from sale of vessels, net	2,010,302	1,114,400
Decrease in restricted cash account	—	845,636
Increase in restricted cash account	(13,613,595)	(1,653,544)

Net cash used in investing activities	(162,328,264)	(49,603,954)

Cash flows from financing activities
Stock repurchase	(11,719,244)	(2,070,306)
Deferred finance charges	(204,750)	(712,614)
Customer deposits received	1,820,700	—
Loan repayments	(44,470,936)	(43,374,521)
Proceeds from long-term debt	132,700,000	31,200,000

Net cash provided by/(used in) financing activities	78,125,770	(14,957,441)

Net decrease in cash and cash equivalents	(52,294,354)	(39,347,777)
Cash and cash equivalents at beginning of year	129,114,803	100,062,957

Cash and cash equivalents at end of period	76,820,449	60,715,180